1933 Act File No. 333-274096

1940 Act file No. 811-23895

As filed with the Securities and Exchange Commission on JANUARY 16, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 8	☒

And/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 10	☒

GMO ETF TRUST

(Exact Name of Registrant as Specified in Charter)

53 State Street, Floor 33, Boston, Massachusetts 02109

(Address of Principal Executive Offices)

(617) 330-7500

(Registrant's Telephone Number, including area code)

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

With a copy to:

Douglas Y. Charton, Esq.

GMO ETF Trust

53 State Street, Floor 33

Boston, Massachusetts 02109

Thomas R. Hiller, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

This filing relates solely to the ten series of the Registrant listed on the front cover of the GMO ETF Trust prospectus dated October 28, 2025, as filed with Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A (File No. 333-274096) on October 28, 2025, pursuant to Rule 485(b) under the Securities Act. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Registrant.

EXPLANTORY NOTE

Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 333-274096) (the “Registration Statement”) of GMO ETF Trust (the “Registrant”) was filed on October 28, 2025, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”).

This Post-Effective Amendment No. 8 is being filed pursuant to Rule 462(d) under the Securities Act for the purpose of adding Exhibit (q)(2) to Post-Effective Amendment No. 7. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 8 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Part A and Part B of Post-Effective Amendment No. 7 are incorporated herein by reference.

PART C: OTHER INFORMATION

Item 28.	Exhibits

(a)(1)	Certificate of Trust of The 2023 ETF Series Trust II (the “Registrant” or the “Trust”), dated June 13, 2023, as filed with the State of Delaware on June 14, 2023, is incorporated herein by reference to Exhibit (a)(1) to the Registrant’s initial registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2023.

(a)(2)	Amendment to Certificate of Trust of the Registrant, dated October 17, 2025, as filed with the State of Delaware on October 28, 2025, as filed with the SEC on October 28, 2025.

(a)(3)	Declaration of Trust of the Registrant, dated June 13, 2023, is incorporated herein by reference to Exhibit (a)(2) to the Registrant’s initial registration Statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 21, 2023.

(a)(4)	Amended and Restated Declaration of Trust of the Registrant, dated August 21, 2023, is incorporated herein by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 11, 2023.

(a)(5)	Second Amended and Restated Declaration of Trust of the Registrant, dated October 13, 2023 (the “Second Amended and Restated Declaration of Trust”), is incorporated herein by reference to Exhibit (a)(4) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(a)(6)	Amendment, dated August 19, 2024, to the Second Amended and Restated Declaration of Trust is incorporated herein by reference to Exhibit (a)(5) to Post-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 25, 2024.

(b)	Registrant’s Bylaws, dated June 13, 2023, are incorporated herein by reference to Exhibit (b) to the Registrant’s initial registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 21, 2023.

(c)	Not applicable.

(d)(1)	Investment Advisory Agreement, dated October 16, 2023, between the Registrant and Grantham, Mayo, Van Otterloo & Co. LLC (the “GMO Advisory Agreement”) is incorporated herein by reference to Exhibit (d) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(d)(2)	Schedule A, dated August 20, 2025, to the GMO Advisory Agreement, as filed with the SEC on October 28, 2025.

(d)(3)	Notification of Undertaking to Reimburse Selected Fund Expenses and Waive Selected Fees, dated August 20, 2025 is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(e)(1)	ETF Distribution Agreement, dated October 4, 2023, between the Registrant and Foreside Fund Services, LLC (the “Distribution Agreement”) is incorporated herein by reference to Exhibit (e)(1) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(e)(2)	Fifth Amendment and revised Exhibit A, effective August 20, 2025, to the Distribution Agreement is incorporated herein by reference to Exhibit (e)(2) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(e)(3)	Form of Authorized Participant Agreement is incorporated herein by reference to Exhibit (e)(2) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(f)	Not applicable.

(g)(1)	Custody Agreement, dated October 10, 2023, between the Registrant and State Street Bank and Trust Company (the “Custody Agreement”) is incorporated herein by reference to Exhibit (g) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(g)(2)	Letter Amendment, dated October 22, 2024, to the Custody Agreement is incorporated herein by reference to Exhibit (g)(2) to Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 28, 2024.

(g)(3)	Letter Amendment, dated August 8, 2025, to the Custody Agreement is incorporated herein by reference to Exhibit (g)(3) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(g)(4)	Letter Amendment, dated September 9, 2025, to the Custody Agreement, as filed with the SEC on October 28, 2025.

(h)(1)	Administration Agreement, dated October 10, 2023, between the Registrant and State Street Bank and Trust Company (the “Administration Agreement”) is incorporated herein by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(h)(2)	Transfer Agency and Service Agreement, dated October 10, 2023, between the Registrant and State Street Bank and Trust Company (the “Transfer Agency and Service Agreement”) is incorporated herein by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(h)(3)	Letter Amendment, dated October 22, 2024, to the Administration Agreement and Transfer Agency and Service Agreement is incorporated herein by reference to Exhibit (h)(3) to Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 28, 2024.

(h)(4)	Letter Amendment, dated August 8, 2025, to the Administration Agreement and Transfer Agency and Service Agreement is incorporated herein by reference to Exhibit (h)(4) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(h)(5)	Letter Amendment, dated September 9, 2025, to the Administration Agreement and Transfer Agency and Service Agreement, as filed with the SEC on October 28, 2025.

(h)(6)	Ancillary Services Agreement, dated July 21, 2025, between the Trust and Grantham, Mayo, Van Otterloo & Co. LLC is incorporated herein by reference to Exhibit (h)(5) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(i)(1)	Opinion and consent of counsel, Morgan, Lewis & Bockius LLP, relating to the GMO U.S. Quality ETF, is incorporated herein by reference to Exhibit (i)(1) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(i)(2)	Consent to use of name of Morgan, Lewis & Bockius LLP, relating to the GMO U.S. Quality ETF, is incorporated herein by reference to Exhibit (i)(2) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(i)(3)	Opinion and consent of counsel, Morgan Lewis & Bockius LLP, relating to the GMO International Quality ETF, GMO International Value ETF, GMO U.S. Value ETF, GMO Beyond China ETF, and GMO Systematic Investment Grade Credit ETF, is incorporated herein by reference to Exhibit (i)(3) to Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 28, 2024.

(i)(4)	Opinion and consent of Counsel, Morgan Lewis & Bockius LLP, relating to the GMO Horizons ETF, GMO Dynamic Allocation ETF, GMO Domestic Resilience ETF, and GMO Ultra-Short Income ETF, as filed with the SEC on August 20, 2025.

(j)	Consent of Independent Registered Public Accounting Firm, as filed with the SEC on October 28, 2025.

(k)	Not applicable.

(l)(1)	Subscription Agreement, dated October 13, 2023, is incorporated herein by reference to Exhibit (l)(1) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(l)(2)	Subscription Agreement, dated October 13, 2023, is incorporated herein by reference to Exhibit (l)(2) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 26, 2023.

(m)(1)	Plan of Distribution Pursuant to Rule 12b-1 (the “12b-1 Plan”) is incorporated herein by reference to Exhibit (m) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 11, 2023.

(m)(2)	Revised Schedule A to the 12b-1 Plan, as of August 20, 2025, is incorporated herein by reference to Exhibit (m)(2) to Post-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on August 20, 2025.

(n)	Not applicable.

(o)	Not applicable.

(p)(1)	Code of Ethics of the Registrant is incorporated herein by reference to Exhibit (p)(1) to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 11, 2023.

(p)(2)	Code of Ethics of Grantham, Mayo, Van Otterloo & Co. LLC, as last revised November 1, 2023, is incorporated herein by reference to Exhibit (p)(2) to Post-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (File Nos. 333-274096 and 811-23895), as filed with the SEC on October 25, 2024.

(q)(1)	Power of Attorney relating to Paul Braverman, Enrique Chang, Dian Santoro, and Peter Tufano, dated October 17, 2025, as filed with the SEC on October 28, 2025.

(q)(2)	Powers of Attorney relating to Tara Pari and Betty Maganzini, dated July 29, 2025 - filed herewith.

Item 29.	Persons Controlled by or under Common Control with the Fund

Not Applicable.

Item 30.	Indemnification

Article IX of the Registrant’s Second Amended and Restated Declaration of Trust states:

Section 9.2.  Limitation of Liability of Trustees and Others. (a) Extent of Duties. No Trustee, officer, or employee of the Trust shall owe any duty, or have any related liability, to any Person whatsoever (including without limitation any Shareholder) other than to the Trust or any Series, and this Declaration of Trust eliminates any such duty arising at law (common or statutory) or in equity and any related liability, to the extent that such duty or liability may be so eliminated.

(b)  No Liability to Third Parties. No person who is or has been a Trustee, officer, or employee of the Trust shall be subject to any personal liability whatsoever to any Person, other than the Trust or any Series, in connection with the affairs of the Trust; and all Persons shall look solely to the Trust Property or Property of a Series for satisfaction of claims of any nature arising in connection with the affairs of the Trust or such Series.

Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon.

All Persons extending credit to, contracting with or having any claim against the Trust or a Series shall look only to the assets of the Trust Property or the Trust Property of such Series for payment under such credit, contract or claim; and neither the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

(c)  Limitation of Liability to Trust and Series. No person who is or has been a Trustee, officer or employee of the Trust shall be liable to the Trust or to any Series for any action or failure to act except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law.

(d)  No Liability for Acts of Others. Without limiting the foregoing limitations of liability contained in this Section 9.2, a Trustee shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, employee, investment adviser, sub-adviser, principal underwriter, custodian or other agent of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee (or for the failure to compel in any way any former or acting Trustee to redress any breach of trust), except in the case of such Trustee’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and other Connections of the Investment Adviser

Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), principally located at 53 State Street, Boston, Massachusetts 02109, is a registered investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser for each series of the Trust. A description of the business of GMO is set forth under the captions “Fund Management” in the Prospectus and “Management Services” in the Statement of Additional Information, each forming part of this registration statement.

Except as set forth below, the directors, officers, and members of GMO have not been engaged, during the past two fiscal years, in any business, profession, vocation or employment of a substantial nature other than as directors, officers, or members of GMO or certain of its affiliates. Certain directors, officers, and members of GMO serve as officers and/or directors of certain open-end and private investment companies managed by GMO or certain of its affiliates.

Name and Position with GMO	Position with GMO	Connection with Other Company(ies)
R. Jeremy Grantham	Founding Member, Member and Chairman of the Board of Directors, and Chief Investment Strategist	Advisor, Divecha Centre for Climate Change, Indian Institute of Science, Bengaluru, India; Advisory Board Member, Imperial College of London – Grantham Institute for Climate Change, London SW7 2AZ; Steering Committee, London School of Economics – Grantham Institute for Climate Change, Houghton Street, London, WC2A 2AE; Trustee, The Grantham Foundation for the Protection of the Environment, 53 State Street, Floor 33, Boston, MA 02109; Trustee, The Jeremy and Hannelore Grantham Environmental Trust, 53 State Street, Floor 33, Boston, MA 02109; Advisory Member, Koop Family Office, 2200 Geng Rd., Suite 100, Palo Alto, CA 94303; Advisory Board, Grantham Centre for Sustainable Futures, University of Sheffield, Sheffield S10 2TN.
Mitchell Harris	Member of the Board of Directors	Senior Advisor, Director and Chairman, Oddo BHF UK Ltd., London; Independent Supervisory Board Member, HarbourVest Partners, LLC, One Lincoln Street, Suite 1700, Boston, MA 02111.
Scott L. Hayward	Chief Executive Officer	Trustee, The Christine and Scott Hayward Charitable Fund, Vanguard, 100 Vanguard Blvd., Malvern, PA 19355; Advisory Board Member, Give to the World, P.O. Box 6183, Arlington, VA 22206; Boston College Board of Regents; Mass General Children’s Hospital Advisory Board; Advisory Board Member, The Kenan Institute for Ethics at Duke University, 1364 Campus Drive, Durham, NC 27705.

Anthony Hene	Member of the Board of Directors	None
Ben Inker	Member of the Board of Directors	Member of Investment Committee, Yale University, New Haven, CT 06520; Investment Committee, Open Society Foundation, 224 W 57 Street, New York, NY 10019
Margaret McGetrick	Member of the Board of Directors	Board of Trustees and Chair of the Finance Committee and member of Audit, Risk and Investment Committees, Save the Children US, 501 Kings Highway East, Suite 400, Fairfield CT 06825; Board of Trustees and Chair of Audit and Risk Committees, Save the Children International, St. Vincent House, 30 Orange Street, London WC2H 7HH, United Kingdom; Board member, Loar Group Inc., 20 New King St., White Plains, NY 10604.
Andrea Muller	Member of the Board of Directors	Advisory Board Member, Georgetown University Law Center Business Law Scholar’s Program, 600 New Jersey Avenue, NW, Washington, DC 20001
Mark Nitzberg	Member of the Board of Directors	Board Member, Akvo Foundation, USA, 1168 Arch St, Berkeley, CA 94708; Advisory Board Member, Cambrian Group, 1429 Euclid Ave., Berkeley, CA 94708; Executive Director, CHAI, The University of California, Berkeley, 253 Cory Hall, Berkeley, CA 94720; Advisor, BAIR, The University of California, Berkeley, 253 Cory Hall, Berkeley, CA 94720; Board Member, Krypton Medical Inc., 50 Lafayette Place, Unit 3G, Greenwich, CT 06830; Interim Executive Director, Secretary and Treasurer of the newly formed International Association of Safe and Ethical Artificial Intelligence, 600 W Broadway, Suite 660, San Diego, CA 92101
Eyk Van Otterloo	Founding Member	Board Member, Stichting Administratiekantoor Houthavens Beheer BV, Stichting Administratiekantoor Old Masters Real Estate BV (formerly Stichting Administratiekantoor Investment 1926 BV), Stichting Administratiekantoor Hot Item Onroerend Goed BV, Stichting Administratiekantoor Decca Vastgoed BV, Danzigerkade 69, 1013 AP Amsterdam, NL; Board Member, Artory Inc., 41 East 11th Street, 11th Floor, New York, New York 10003; Board Member, GCTH Ipswich LLC, 351 Topsfield Rd., Ipswich, MA 01938.

Item 32.	Principal Underwriters

Item 32(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	ActivePassive Core Bond ETF, Series of Trust for Professional Managers
4.	ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
5.	ActivePassive International Equity ETF, Series of Trust for Professional Managers
6.	ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
7.	AdvisorShares Trust
8.	AFA Private Credit Fund
9.	AGF Investments Trust
10.	AIM ETF Products Trust
11.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
12.	AlphaCentric Prime Meridian Income Fund
13.	American Century ETF Trust
14.	AMG ETF Trust
15.	Amplify ETF Trust
16.	Applied Finance Dividend Fund, Series of World Funds Trust
17.	Applied Finance Explorer Fund, Series of World Funds Trust
18.	Applied Finance Select Fund, Series of World Funds Trust
19.	Ardian Access LLC
20.	ARK ETF Trust
21.	ARK Venture Fund
22.	Bitwise Funds Trust
23.	BondBloxx ETF Trust
24.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
25.	Bridgeway Funds, Inc.
26.	Brinker Capital Destinations Trust
27.	Brookfield Real Assets Income Fund Inc.
28.	Build Funds Trust
29.	Calamos Convertible and High Income Fund
30.	Calamos Convertible Opportunities and Income Fund
31.	Calamos Dynamic Convertible and Income Fund
32.	Calamos Global Dynamic Income Fund
33.	Calamos Global Total Return Fund
34.	Calamos Strategic Total Return Fund
35.	Carlyle Tactical Private Credit Fund
36.	Cascade Private Capital Fund
37.	Catalyst/Perini Strategic Income Fund
38.	CBRE Global Real Estate Income Fund
39.	Center Coast Brookfield MLP & Energy Infrastructure Fund
40.	Cliffwater Corporate Lending Fund
41.	Cliffwater Enhanced Lending Fund
42.	Coatue Innovative Strategies Fund
43.	Cohen & Steers ETF Trust
44.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
45.	CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
46.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
47.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
48.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
49.	CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of CYBER HORNET Trust
50.	Davis Fundamental ETF Trust

51.	Defiance BMNR Option Income ETF, Series of ETF Series Solutions
52.	Defiance Connective Technologies ETF, Series of ETF Series Solutions
53.	Defiance Drone and Modern Warfare ETF, Series of ETF Series Solutions
54.	Defiance Quantum ETF, Series of ETF Series Solutions
55.	Denali Structured Return Strategy Fund
56.	Dodge & Cox Funds
57.	DoubleLine ETF Trust
58.	DoubleLine Income Solutions Fund
59.	DoubleLine Opportunistic Credit Fund
60.	DoubleLine Yield Opportunities Fund
61.	DriveWealth ETF Trust
62.	EIP Investment Trust
63.	Ellington Income Opportunities Fund
64.	ETF Opportunities Trust
65.	Exchange Listed Funds Trust
66.	Exchange Place Advisors Trust
67.	FIS Trust
68.	FlexShares Trust
69.	Fortuna Hedged Bitcoin Fund, Series of Listed Funds Trust
70.	Forum Funds
71.	Forum Funds II
72.	Forum Real Estate Income Fund
73.	Fundrise Growth Tech Fund, LLC
74.	GMO ETF Trust
75.	GoldenTree Opportunistic Credit Fund
76.	Gramercy Emerging Markets Debt Fund, Series of Investment Managers Series Trust
77.	Grayscale Funds Trust
78.	Guinness Atkinson Funds
79.	Harbor ETF Trust
80.	Harris Oakmark ETF Trust
81.	Hawaiian Tax-Free Trust
82.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
83.	Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
84.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
85.	Horizon Kinetics Japan Owner Operator ETF, Series of Listed Funds Trust
86.	Horizon Kinetics Medical ETF, Series of Listed Funds Trust
87.	Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
88.	Innovator ETFs Trust
89.	Ironwood Institutional Multi-Strategy Fund LLC
90.	Ironwood Multi-Strategy Fund LLC
91.	Jensen Quality Growth ETF, Series of Trust for Professional Managers
92.	John Hancock Exchange-Traded Fund Trust
93.	Kurv ETF Trust
94.	Lazard Active ETF Trust
95.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
96.	Lone Peak Value Fund, Series of World Funds Trust
97.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers
98.	Mairs & Power Growth Fund, Series of Trust for Professional Managers
99.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
100.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
101.	Manor Investment Funds

102.	MoA Funds Corporation
103.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
104.	Morgan Stanley ETF Trust
105.	Morgan Stanley Pathway Large Cap Equity ETF, Series of Morgan Stanley Pathway Funds
106.	Morgan Stanley Pathway Small-Mid Cap Equity ETF, Series of Morgan Stanley Pathway Funds
107.	Morningstar Funds Trust
108.	NEOS ETF Trust
109.	Niagara Income Opportunities Fund
110.	North Square Evanston Multi-Alpha Fund
111.	NXG Cushing® Midstream Energy Fund
112.	NXG NextGen Infrastructure Income Fund
113.	OTG Latin American Fund, Series of World Funds Trust
114.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
115.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
116.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
117.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
118.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
119.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
120.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
121.	Palmer Square Funds Trust
122.	Palmer Square Opportunistic Income Fund
123.	Partners Group Private Income Opportunities, LLC
124.	Perkins Discovery Fund, Series of World Funds Trust
125.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
126.	Plan Investment Fund, Inc.
127.	Point Bridge America First ETF, Series of ETF Series Solutions
128.	Precidian ETFs Trust
129.	Rareview 2x Bull Cryptocurrency & Precious Metals ETF, Series of Collaborative Investment Series Trust
130.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
131.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
132.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
133.	Rareview Total Return Bond ETF, Series of Collaborative Investment Series Trust
134.	Renaissance Capital Greenwich Funds
135.	REX ETF Trust
136.	Reynolds Funds, Inc.
137.	RMB Investors Trust
138.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
139.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
140.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
141.	Roundhill Cannabis ETF, Series of Listed Funds Trust
142.	Roundhill ETF Trust
143.	Roundhill Magnificent Seven ETF, Series of Listed Funds Trust
144.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
145.	Roundhill Video Games ETF, Series of Listed Funds Trust
146.	Rule One Fund, Series of World Funds Trust
147.	Russell Investments Exchange Traded Funds
148.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
149.	Six Circles Trust
150.	Sound Shore Fund, Inc.
151.	SP Funds Trust

152.	Sparrow Funds
153.	Spear Alpha ETF, Series of Listed Funds Trust
154.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust
155.	STF Tactical Growth ETF, Series of Listed Funds Trust
156.	Strategic Trust
157.	Strategy Shares
158.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
159.	Tekla World Healthcare Fund
160.	Tema ETF Trust
161.	The 2023 ETF Series Trust
162.	The Community Development Fund
163.	The Cook & Bynum Fund, Series of World Funds Trust
164.	The Private Shares Fund
165.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
166.	Third Avenue Trust
167.	Third Avenue Variable Series Trust
168.	Tidal Trust I
169.	Tidal Trust II
170.	Tidal Trust III
171.	Tidal Trust IV
172.	TIFF Investment Program
173.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
174.	Timothy Plan International ETF, Series of The Timothy Plan
175.	Timothy Plan Market Neutral ETF, Series of The Timothy Plan
176.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
177.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
178.	Total Fund Solution
179.	Touchstone ETF Trust
180.	Trailmark Series Trust
181.	T-Rex 2X Inverse Bitcoin Daily Target ETF, Series of World Funds Trust
182.	T-Rex 2x Inverse Ether Daily Target ETF, Series of World Funds Trust
183.	T-Rex 2X Long Bitcoin Daily Target ETF, Series of World Funds Trust
184.	T-Rex 2x Long Ether Daily Target ETF
185.	U.S. Global Investors Funds
186.	Union Street Partners Value Fund, Series of World Funds Trust
187.	Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
188.	Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
189.	Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
190.	Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
191.	Vest US Large Cap 20% Buffer Strategies VI Fund, Series of World Funds Trust
192.	Virtus Stone Harbor Emerging Markets Income Fund
193.	Volatility Shares Trust
194.	WEBs ETF Trust
195.	Wedbush Series Trust
196.	Wellington Global Multi-Strategy Fund
197.	Wilshire Mutual Funds, Inc.
198.	Wilshire Variable Insurance Trust
199.	WisdomTree Trust
200.	XAI Octagon Floating Rate & Alternative Income Term Trust

Item 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is 190 Middle Street, Suite 301, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant

Teresa Cowan	190 Middle Street, Suite 301, Portland, ME 04101	President/Manager	None
Chris Lanza Kate Macchia	190 Middle Street, Suite 301, Portland, ME 04101 190 Middle Street, Suite 301, Portland, ME 04101	Vice President Vice President	None None
Alicia Strout	190 Middle Street, Suite 301, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Gabriel E. Edelman Susan L. LaFond	190 Middle Street, Suite 301, Portland, ME 04101 190 Middle Street, Suite 301, Portland, ME 04101	Secretary Treasurer	None None
Weston Sommers	190 Middle Street, Suite 301, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

Item 33.	Location of Accounts and Records:

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules promulgated thereunder, are maintained as follows:

Grantham, Mayo, Van Otterloo & Co. LLC

53 State Street

Boston, Massachusetts 02109

Foreside Fund Services, LLC

190 Middle Street, Suite 301

Portland, Maine 04101

State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, Massachusetts 02114-2016

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), each as amended, the Registrant, GMO ETF Trust, has duly caused this Post-Effective Amendment No. 8 under the 1933 Act and Amendment No. 10 under the 1940 Act to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 16th day of January, 2026.

GMO ETF Trust

By:	/s/ Tara Pari
Tara Pari
Title: Chief Executive Officer; Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 8 to GMO ETF Trust’s Registration Statement under the 1933 Act has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Tara Pari Tara Pari	Chief Executive Officer; Principal Executive Officer	January 16, 2026
/s/ Betty Maganzini Betty Maganzini	Treasurer; Chief Financial Officer; Chief Accounting Officer; Principal Financial and Accounting Officer	January 16, 2026
PAUL BRAVERMAN* Paul Braverman	Trustee	January 16, 2026
ENRIQUE CHANG* Enrique Chang	Trustee	January 16, 2026
DINA SANTORO* Dina Santoro	Trustee	January 16, 2026
PETER TUFANO* Peter Tufano	Trustee	January 16, 2026

* By:	/s/ Douglas Y. Charton
Douglas Y. Charton
Attorney-in-Fact**

** Pursuant to Power of Attorney for each of Paul Braverman, Enrique Chang, and Peter Tufano filed with the SEC as part of Post-Effective Amendment No. 7 to the Registration Statement under the 1933 Act and Amendment No. 9 to the Registration Statement under the 1940 Act on October 28, 2025.

GMO ETF TRUST POS EX FILING (JANUARY 2026)

EXHIBIT INDEX

GMO ETF TRUST

Exhibit No.	Exhibit
EX-99.Q2	Powers of Attorney relating to Tara Pari and Betty Maganzini, dated July 29, 2025.